UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 29, 2008

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement

On October 29, 2008, Parkway Properties LP (the "Company"), the entity through which Parkway Properties, Inc. conducts substantially all of its business, exercised its right to extend the Revolving Loan Termination Date of its existing unsecured bank credit facility to April 27, 2011 pursuant to Section 2.18 of the Amended and Restated Credit Agreement between the Company and a consortium of 10 banks with Wachovia Bank, National Association as Agent; PNC Bank, National Association as Syndication Agent; Bank of America, N. A., JPMorgan Chase Bank, N. A. and Wells Fargo Bank, National Association as Co-Documentation Agents; and other banks as participants. The Company's credit facility capacity is $296 million and is comprised of a $60 million term loan and a $236 million revolving loan both maturing in April 2011. The interest rate on the credit facility is currently LIBOR plus 130 basis points. Other terms and conditions under the credit facility remain unchanged.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2008

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
      Mandy M. Pope
      Senior Vice President and
      Chief Accounting Officer